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                               January 9, 2024

       Ronen Tsimerman
       Chief Financial Officer
       IceCure Medical Ltd.
       7 Ha   Eshel St., PO Box 3163
       Caesarea, 3079504 Israel

       IceCure Medical Ltd.

                                                        Re: IceCure Medical
Ltd.
                                                            Supplemental
Response dated October 13, 2023
                                                            Annual Report on
Form 20-F filed March 29, 2023
                                                            File No. 001-40753

       Dear Ronen Tsimerman:

              We have reviewed your October 13, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this letter, we may have additional comments.

       Supplemental Response Dated October 13, 2023 regarding Annual Report on Form 20-F filed
       March 29, 2023

       General

   1. We note in your response that one of the members of the board of directors of the
                                                        Company is a Chinese
citizen and another holds British citizenship and citizenship of the
                                                        Hong Kong Special
Administrative Region of the People   s Republic of China. In future
                                                        filings, to the extent
that one or more of your officers and/or directors are located in China or Hong Kong, please
create a separate Enforceability of Civil Liabilities section for the discussion of the
enforcement risks related to civil liabilities due to your officers and directors being located
in China or Hong Kong. Please identify each officer and/or
                                                        director located in
China or Hong Kong and disclose that it will be more difficult to enforce liabilities and
enforce judgments on those individuals. For example, discuss more specifically the
limitations on investors being able to effect service of process and enforce civil liabilities in
China, lack of reciprocity and treaties, and cost and time constraints.
 Ronen Tsimerman
IceCure Medical Ltd.
January 9, 2024
Page 2
      Also, please disclose these risks in a separate risk factor, which should contain disclosures consistent with the separate section, and include the risk in your summary risk factor disclosure.
       Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if you
have questions regarding the financial statements and related matters. Please contact Benjamin
Richie at 202-551-7857 or Abby Adams at 202-551-6902 with any other questions.



                                                            Sincerely,

FirstName LastNameRonen Tsimerman                           Division of
Corporation Finance
                                                            Office of
Industrial Applications and
Comapany NameIceCure Medical Ltd.
                                                            Services
January 9, 2024 Page 2
cc:       Eric Victorson
FirstName LastName